Exhibit 99.4

[Letterhead of Hilltop Holdings Inc.]

January 9, 2014

Mr. Jim Ross
President and Chief Executive Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, Texas 75270

Dear Jim,

It has been a pleasure to work with SWS Group, Inc. since Hilltop Holdings Inc. made its investment in the company in July 2011.  We sincerely appreciate our relationship and have genuine respect for your employees and board.  Therefore, we are excited to communicate our interest in merging SWS into Hilltop and outline the significant terms of our proposal.  As our businesses are highly complementary, we believe that a combination will generate significant benefits for both of our customers, employees and stockholders.

Hilltop, a public financial holding company, currently has over $9 billion in assets, $1.2 billion of equity, approximately 4,750 employees and significant excess capital.  Through our operating companies, we have four business segments—banking, mortgage origination, financial advisory and insurance.  Hilltop is led by its Chairman, Gerald J. Ford, who has an established track record of acquiring financial institutions and creating substantial stockholder value.  Our 24% beneficial ownership interest in SWS is important to us, as it prompted our desire to build a premier Texas-based bank and prominent diversified financial services company.  Since, Hilltop has been very active, completing the acquisition of PlainsCapital Corporation in November 2012 and the FDIC-assisted acquisition of First National Bank of Edinburg in September 2013.

We believe that a combination would provide strategic benefits to both SWS and Hilltop.  The merger of First Southwest and Southwest Securities would create the dominant Texas-based broker/dealer with significant strengths in municipal finance and clearing.  The combined broker/dealer will be well positioned to compete and grow on an expanded platform.  Upon merging the two banks, PlainsCapital Bank would become the 4th largest Texas-based bank by deposits.  Hilltop’s capital position would maintain the strength of the combined bank and provide opportunities for loan growth.  Additionally, SWS stockholders would benefit from Hilltop’s diversified and profitable operating segments.

Our proposal is to acquire all of the outstanding SWS common stock that Hilltop does not already own for $7.00 per share in 50% cash and 50% stock.  We believe that our proposal offers compelling value for SWS stockholders, as it provides a premium to market, immediate and certain value with the cash consideration and the opportunity to participate in the success of the combined company through our stock.

Our proposal is subject to the approval of the SWS board of directors, the execution of a definitive agreement and subsequent approval by SWS stockholders. There will not be a financing contingency or any required approvals by Hilltop stockholders.  Our transaction, however, will be further subject to customary and usual closing conditions, including obtaining required approvals from regulators.  Due to our existing investment, we do not anticipate significant due diligence or any obstacles in consummating a mutually beneficial transaction promptly.

The proposed transaction also will require the consent of Oak Hill Capital Partners pursuant to existing debt and related agreements with SWS.  Accordingly, any transaction will be subject to such consent and the restructuring of the existing debt and related agreements or, in the alternative, the exercise of their warrant.  We intend to commence those discussions with Oak Hill immediately.

Consistent with our obligations under the U.S. federal securities laws, this letter will become publicly available when we file it with an amendment to our Schedule 13D.

We look forward to further discussing our proposal with you, and hope to expeditiously enter into a definitive agreement.

Very truly yours,

/s/ Jeremy B. Ford

Jeremy B. Ford
President & Chief Executive Officer